KCI KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@konecranes.com

[redacted]

27 December, 2

06010171

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

SEC MAIL PROCESSING
RECEIVED
JAN 0 9 2006
WASH, D.C. 185 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Announcements published by the Company on 23 and 27 December, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

PROCESSED
JAN 1 2 2006
THOMSON
FINANCIAL

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

FILE 82-4297

KCI KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 23 December, 2005 11.00 a.m. 1

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

The new 106,400 shares subscribed for with option rights pursuant to KCI Konecranes Plc's stock options under the 1997 Stock Option Plan have been recorded in the Trade Register on 23 December, 2005.

Following these subscriptions KCI Konecranes' share capital increased by EUR 212,800, totalling EUR 28,921,260. The total number of shares increased by 106,400 shares to 14,460,630.

Trading in these shares will start on 27 December, 2005.

KCI Konecranes is a world leading crane technology and service company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2004, Group sales totalled EUR 728 million. The Group has 5,000 employees in 35 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media

KCI KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 27 December, 2005 11.00 a.m. 1

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

The new 25,400 shares subscribed for with option rights pursuant to KCI Konecranes Plc's stock options under the 1999B (9,100 shares), 2001A (11,300 shares) and 2003A (5,000 shares) series have been recorded in the Trade Register on 27 December, 2005.

Following these subscriptions KCI Konecranes' share capital increased by EUR 50,800 totalling EUR 28,972,060. The total number of shares increased by 25,400 shares to 14,486,030.

Trading in these shares will start on 28 December, 2005.

KCI Konecranes is a world leading crane technology and service company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2004, Group sales totalled EUR 728 million. The Group has 5,000 employees in 35 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media